Exhibit 99.42

FIRST SUPPLEMENTAL TRUST INDENTURE

This First Supplemental Trust Indenture is entered into as of the 8th day of June, 2011.

BETWEEN:

ANDERSON ENERGY LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called “Anderson” or the “Corporation”)

AND

VALIANT TRUST COMPANY, a trust company organized under the laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the “Trustee”)

WITNESSETH THAT:

WHEREAS Anderson and the Trustee entered into a trust indenture dated as of the 31st day of December, 2010 (the “Indenture”), providing for the creation and issuance of a first series of 7.50% convertible unsecured subordinated debentures due January 31, 2016 (the “Series A Debentures”) and which provides for the issuance of Additional Debentures;

AND WHEREAS the Board of Directors of Anderson has resolved to create and issue a second series of debentures being 7.25% series B convertible unsecured subordinated debentures due June 30, 2017 (the “Series B Debentures”);

AND WHEREAS Section 16.1 of the Indenture provides that the Trustee and Anderson may enter into indentures supplemental to the Indenture;

AND WHEREAS pursuant to Section 2.2 of the Indenture, the creation of any series of Debentures (as defined in the Indenture) requires Anderson to enter into this first supplemental indenture (this “First Supplemental Indenture”) with the Trustee to provide for such creation and issuance of the Series B Debentures and for the purpose of establishing the terms of the Series B Debentures and the form and denomination in which the Series B Debentures may be issued;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this First Supplemental Indenture, to make the same effective and binding upon Anderson and the Trustee, and to make the Series B Debentures, when authenticated or certified by the Trustee and issued as provided in the Indenture and this First Supplemental Indenture, valid, binding and legal obligations of Anderson with the benefit and subject to the terms of the Indenture and this First Supplemental Indenture;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Anderson and not by the Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS, INTERPRETATION AND AMENDMENTS TO INDENTURE

1.1	Definitions and Interpretations

If any term or provision contained in this First Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this First Supplemental Indenture shall govern; provided, however, that the terms and provisions of this First Supplemental Indenture may modify or amend the terms of the Indenture solely as applied to the Series B Debentures.

In this First Supplemental Indenture, except as otherwise defined herein or unless the context otherwise requires, all terms defined in the Indenture and used but not defined in this First Supplemental Indenture (including the recitals hereto) shall have the meanings specified in the Indenture.

1.2	Amendments to Indenture

This First Supplemental Indenture shall, unless otherwise required, be subject to the interpretation provisions contained in Article 1 of the Indenture. When entered into by the parties, this First Supplemental Indenture shall be supplemental to, form part of and be read together with the Indenture as a single instrument, and all of the provisions of the Indenture, as supplemented by this First Supplemental Indenture, shall apply to the Series B Debentures. The Indenture is and shall remain in full force and effect with regards to all matters governing the Series A Debentures and with regards to all matters governing the Series B Debentures, except as the Indenture is amended, superceded, modified or supplemented by this First Supplemental Indenture. Any references in the text of this First Supplemental Indenture to section numbers, article numbers, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to the Indenture unless otherwise qualified.

In addition to the above, the notice contained in Schedule D to the Indenture shall apply equally in respect of the Series B Debentures, except that all references in such notices to “7.50% Convertible Unsecured Subordinated Debentures” shall be deemed to be amended to read “7.25% Series B Convertible Unsecured Subordinated Debentures” in respect of any such notices to be delivered in respect of the Series B Debentures.

ARTICLE 2

THE SERIES B DEBENTURES

2.1	Form and Terms of Series B Debentures

(a)	The Series B Debentures are authorized for issue immediately, are limited to an aggregate principal amount of $46 million and shall be designated as “7.25% Series B Convertible Unsecured Subordinated Debentures”.

(b)	The Series B Debentures shall be dated as of June 8, 2011 and shall mature June 30, 2017 (the “Maturity Date” for the Series B Debentures).

(c)	The Series B Debentures shall bear interest from the date of issue at the rate of 7.25% per annum (based on a year of 360 days comprised of twelve 30 day months), payable in arrears in equal (with the exception of the first interest payment which will include interest from and including June 8, 2011) semi-annual payments in arrears on June 30 and December 31 in each year, the first such payment to fall due on December 31, 2011 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Series B Debentures) to fall due on June 30, 2017, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, the first interest payment will include interest accrued from and including June 8, 2011 but excluding December 31, 2011, which will be equal to $40.882 for each $1,000 principal amount of Series B Debenture. The record dates for the payment of interest on the Series B Debentures will be June 15 and December 15 in each year (or the first Business Day prior to such date if not a Business Day).

(d)

The Series B Debentures will be redeemable in accordance with the terms of Article 4, provided that the Series B Debentures will not be redeemable before June 30, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. On or after June 30, 2014 and prior to June 30, 2016, provided that the Current Market Price at the time of the Redemption Notice is at least 125% of the Conversion Price, the Series B Debentures may be redeemed at the option of the Corporation in whole or in part from time to time upon giving notice in accordance with Section 4.3 at a Redemption Price equal to their principal amount plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date. On or after June 30, 2016 and prior to the Maturity Date, the Series B Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price equal to their principal amount plus accrued and unpaid interest thereon up to (but excluding) the Redemption Date. The Redemption Notice for the Series B Debentures shall be substantially in the form of Schedule B to this First Supplemental Indenture. In connection with the redemption of the Series B Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Series B Debentures to be redeemed by issuing and delivering to the holders of such Series B Debentures, such number of Freely Tradeable Common Shares as is obtained by dividing the aggregate Redemption Price by 95% of the Current Market Price in effect on the Redemption Date. If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(e)	The Series B Debentures will be subordinated to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 5. In accordance with Section 2.12, the Series B Debentures will rank pari passu with each other series of Debentures issued under the Indenture (including the Series A Debentures) or under indentures supplemental to the Indenture (regardless of their actual date or terms of issue) and, except as prescribed by law, with all other existing and future unsecured indebtedness of the Corporation (including the Series A Debentures) other than Senior Indebtedness.

(f)	Upon and subject to the provisions and conditions of Article 6 and Section 3.7, the holder of each Series B Debenture shall have the right at such holder’s option, prior to the close of business on the earlier of the Business Day immediately preceding: (i) the Maturity Date of the Series B Debentures; and (ii) the date specified by the Corporation for redemption of the Series B Debentures by notice to the holders of Series B Debentures in accordance with Section 2.1(d) of this First Supplemental Indenture and Section 4.3 (the earlier of which will be the “Time of Expiry” for the purposes of Article 6 in respect of the Series B Debentures), to convert any part, being $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion. To the extent a redemption is a redemption in part only of the Series B Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Series B Debentures not redeemed or converted and be applicable to the next succeeding Time of Expiry.

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Series B Debentures shall be equal to $1.70 such that approximately 588.2353 Common Shares shall be issued for each $1,000 principal amount of Series B Debentures so converted. Except as provided below, no adjustment in the number of Common Shares to be issued upon conversion will be made for dividends or distributions on Common Shares issuable upon conversion, the record date for the payment of which precedes the date upon which the holder becomes a holder of Common Shares in accordance with Article 6, or for interest accrued on Series B Debentures surrendered. No fractional Common Shares will be issued, and holders will receive a cash payment in satisfaction of any fractional interest based on the Current Market Price as of the Date of Conversion. The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Series B Debentures is subject to adjustment pursuant to the provisions of Section 2.1(k) of this First Supplemental Indenture and Section 6.5.

Holders converting their Series B Debentures will receive, in addition to the applicable number of Common Shares, accrued and unpaid interest (less any taxes required to be deducted) in respect of the Series B Debentures surrendered for conversion up to but excluding the Date of Conversion from, and including, the most recent Interest Payment Date in accordance with Section 6.4(e). For clarity, payment of such interest, whether in cash or by delivery of Freely Tradeable Common Shares pursuant to the exercise of the Common Share Interest Payment Election, may, at the option of the Corporation, be paid on the next regularly scheduled Interest Payment Date following the Date of Conversion.

Holders of Series B Debentures surrendered for conversion during the period from the close of business on any regular record date for the payment of interest on the Series B Debentures to the opening of business on the next succeeding Interest Payment Date will receive the semi-annual interest payable on such Series B Debentures on the corresponding Interest Payment Date notwithstanding the conversion, and such Series B Debentures, upon conversion, must be accompanied by funds equal to the amount of such payment, unless such Series B Debentures have been called for redemption, in which case no such payment will be required. In the event that a holder of Debentures exercises their conversion right following a Redemption Notice by the Corporation and during the period from the close of business on any regular record date for the payment of interest on the Series B Debentures to the opening of business on the next succeeding Interest Payment Date, such holder will be entitled to receive accrued and unpaid interest, in addition to the applicable number of Common Shares to be received on conversion, for the period from the last Interest Payment Date to (but excluding) the Date of Conversion.

The Conversion Price will not be adjusted for accrued interest.

Notwithstanding any other provisions of the Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debenture so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

A Debenture in respect of which a holder has accepted a notice in respect of a Change of Control Purchase Offer pursuant to the provisions of Section 2.1(j) of this First Supplemental Indenture may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture.

(g)

On redemption or maturity of the Series B Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and Section 4.10, as applicable, and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Series B Debentures due on redemption or maturity, together with all accrued but unpaid interest thereon, by issuing and delivering to such holders of Series B Debentures Freely Tradeable

Common Shares pursuant to the provisions of Sections 4.6 and 4.10, as applicable. If the Corporation elects to exercise such option, it shall provide details in the Redemption Notice or deliver a maturity notice (the “Maturity Notice”) to the holders of the Series B Debentures in substantially the form of Schedule C to this First Supplemental Indenture and provide the necessary details.

(h)	The Series B Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Series B Debenture and the certificate of the Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A to this First Supplemental Indenture, with such insertions, omissions, substitutions or other variations as shall be required or permitted by the Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the Board of Directors executing such Series B Debenture in accordance with Section 2.7, as conclusively evidenced by their execution of a Series B Debenture. Each Series B Debenture shall additionally bear such distinguishing letters and numbers as the Trustee shall approve. Notwithstanding the foregoing, a Series B Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the Board of Directors, or as specified in an Officers’ Certificate. The Series B Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Series B Debentures shall be issued as a Global Debenture and the Global Debenture will be registered in the name of the Depository which, as of the date hereof, shall be CDS Clearing and Depository Services Inc. (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in this Section 2.1(h) and Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof, as provided in Section 3.2.

(i)	Upon and subject to the provisions of Article 10, the Corporation may elect, from time to time, to satisfy its Interest Obligation on the Series B Debentures on any Interest Payment Date (including, for greater certainty, following conversion or upon maturity or redemption) by delivering Common Shares to the Trustee pursuant to the Common Share Interest Payment Election.

(j)	Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.1(j), the Corporation shall be obligated to offer to purchase all of the Series B Debentures then outstanding. The terms and conditions of such obligation are set forth below:

(i)	Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Trustee, and the Trustee shall promptly deliver to the holders of the Series B Debentures, a notice stating that there has been a Change of Control and specifying the date on which such Change of Control occurred and the circumstances or events giving rise to such Change of Control (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Purchase Offer”) to purchase, on the Change of Control Purchase Date (as defined below), all (or any portion actually tendered to such offer) of the Series B Debentures then outstanding from the holders thereof made in accordance with the requirements of Applicable Securities Legislation at a price per Series B Debenture equal to 100% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest on such Series B Debentures up to, but excluding, the Change of Control Purchase Date (collectively, the “Total Offer Price”). If such Change of Control Purchase Date is after a record date for the payment of interest on the Series B Debentures but on or prior to an Interest Payment Date, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date. The “Change of Control Purchase Date” shall be the date that is 30 Business Days after the date that the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Series B Debentures.

(ii)	If 90% or more in aggregate principal amount of Series B Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Change of Control Purchase Offer to holders of the Series B Debentures have been tendered for purchase pursuant to the Change of Control Purchase Offer on the expiration thereof, the Corporation has the right upon written notice provided to the Trustee within 10 days following the expiration of the Change of Control Purchase Offer, to redeem all the Series B Debentures remaining outstanding on the expiration of the Change of Control Purchase Offer at the Total Offer Price as at the Change of Control Purchase Date (the “90% Redemption Right”).

(iii)	Upon receipt of notice that the Corporation has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Series B Debentures, the Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A)	the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Series B Debentures effective on the expiry of the Change of Control Purchase Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price as at the Change of Control Purchase Date;

(B)	each such holder must transfer their Series B Debentures to the Trustee on the same terms as those holders that accepted the Change of Control Purchase Offer and must send their respective Series B Debentures, duly endorsed for transfer, to the Trustee within 10 days after the sending of such notice; and

(C)	the rights of such holder under the terms of the Series B Debentures, this First Supplemental Indenture and the Indenture cease to be effective as of the date of expiry of the Change of Control Purchase Offer provided the Corporation has, on or before the time of notifying the Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Trustee and thereafter the Series B Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder’s Total Offer Price upon surrender and delivery of such holder’s Series B Debentures in accordance with the Indenture.

(iv)	The Corporation shall, on or before 11:00 a.m., Calgary Time, on the Business Day immediately prior to the Change of Control Purchase Date, deposit with the Trustee or any paying agent to the order of the Trustee, such sums of money or Common Shares as may be sufficient to pay the Total Offer Price of the Series B Debentures to be purchased or redeemed by the Corporation on the Change of Control Purchase Date (less any tax required by law to be deducted in respect of accrued and unpaid interest), provided the Corporation may elect to satisfy this requirement by providing the Trustee with a certified cheque or wire transfer for such amounts required under this Section 2.1(j)(iv) post-dated to the date of expiry of the Change of Control Purchase Offer. The Corporation shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid to the holders of such Series B Debentures, the Total Offer Price to which they are entitled (less any tax required by law to be deducted in respect of accrued and unpaid interest) on the Corporation’s purchase.

(v)	In the event that one or more of such Series B Debentures being purchased in accordance with this Section 2.1(j) becomes subject to purchase in part only, upon surrender of such Series B Debentures for payment of the Total Offer Price, the Corporation shall execute and the Trustee shall certify and deliver without charge to the holder thereof or upon the holder’s order, one or more new Series B Debentures for the portion of the principal amount of the Series B Debentures not purchased.

(vi)	Series B Debentures for which holders have accepted the Change of Control Purchase Offer and Series B Debentures which the Corporation has elected to redeem in accordance with this Section 2.1(j) shall become due and payable at the Total Offer Price on the Change of Control Purchase Date, in the same manner and with the same effect as if it were the date of maturity specified in such Series B Debentures, anything therein or herein to the contrary notwithstanding, and from and after the Change of Control Purchase Date, if the money necessary to purchase or redeem, or the Common Shares necessary to purchase or redeem, the Series B Debentures shall have been deposited as provided in this Section 2.1(j) and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Series B Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(vii)

In case the holder of any Series B Debenture to be purchased or redeemed in accordance with this Section 2.1(j) shall fail on or before the Change of Control Purchase Date so to surrender such holder’s Series B Debenture or shall not within such time accept payment of the monies payable, to take delivery of certificates representing such Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust, or such certificates may be held in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum of money or the Common Shares so set aside and the Debentureholder shall have no other right except to receive payment of the monies so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder’s Series B Debenture. In the event that any money or certificates representing Common Shares required to be deposited hereunder with the Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Series B Debentures issued hereunder shall remain so deposited for a period of six years from the Change of Control Purchase Date, then such monies, or certificates representing Common Shares, together with any accumulated interest thereon, or any distributions paid thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or paying agent to the Corporation and the Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the Change of Control Purchase Date to the Corporation upon receipt from the Corporation of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after the Change of Control Purchase Date, the Corporation shall reimburse the Trustee for any amounts required to be paid by the Trustee to a holder of a Debenture pursuant to the Change of Control Purchase Offer after the date of such payment of the remaining funds to the Corporation but prior to six years after the Change of Control Purchase Date.

(viii)	Subject to the provisions above related to Series B Debentures purchased in part, all Series B Debentures redeemed and paid under this Section 2.1(j) shall forthwith be delivered to the Trustee and cancelled and no Series B Debentures shall be issued in substitution therefor.

(k)	In addition to the requirements of Section 2.1(j) of this First Supplemental Indenture in respect of a Change of Control, the following provisions shall apply in respect of the occurrence of a Cash Change of Control:

(i)	In the event of the occurrence of a Cash Change of Control, then subject to regulatory approval, during the period (the “Cash Change of Control Conversion Period”) beginning 10 trading days before the anticipated effective date of the Change of Control (the “Effective Date”) and ending on the date that is 30 days after the Change of Control Notice and Change of Control Purchase Offer are delivered or mailed to holders of Series B Debentures in accordance with Section 2.1(j) of this First Supplemental Indenture, holders of Series B Debentures will be entitled to convert their Series B Debentures, in whole or in part, and receive, in addition to the number of Common Shares (or cash or other property or securities in substitution therefor) that such holders are entitled to receive upon such conversion in accordance with the provisions and conditions of Section 2.1(f) of this First Supplemental Indenture, Sections 2.1(k)(v) and (vi) of this First Supplemental Indenture and Article 6, an additional number of Common Shares (or cash or other property or securities in substitution therefor) per $1,000 principal amount of Series B Debentures converted as set forth below (the “Make Whole Premium”).

(ii)

The number of additional Common Shares per $1,000 principal amount of Series B Debentures constituting the Make Whole Premium (the “Make Whole Premium Shares”) shall be determined by reference to the table following subsection (iii) below, based on the Effective Date and the price (the “Stock Price”) paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive only cash in the transaction constituting the Change of Control, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date. Notwithstanding the foregoing, in no circumstances can the effective Conversion Price (calculated by dividing $1,000 by the number of Common Shares issuable upon conversion, including the maximum number of Make Whole Premium Shares hereunder) be less than $0.76, the maximum permitted discounted price permitted by the Toronto Stock Exchange at the time of announcement of the Offering, prior to any adjustments that may be made to the Stock Price to correspond to an adjustment to the Conversion Price under this Indenture.

(iii)	The following table shows the number of Make Whole Premium Shares for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, the Corporation shall not be obliged to pay the Make Whole Premium otherwise than by issuance of Common Shares upon conversion of the Series B Debentures in accordance with the provisions and conditions of Section 2.1(f) of this First Supplemental Indenture and Article 6. If the Stock Price or Effective Date are not set forth on the table then: (i) if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the Effective Date is between two Effective Dates on the table, the number of Make Whole Premium Shares will be determined by a straight-line interpolation between the amounts set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable, (ii) if the Stock Price on the Effective Date exceeds $6.00 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero, (iii) if the Stock Price on the Effective Date is less than $0.97 per Common Share, subject to adjustment as set forth herein, the number of Make Whole Premium Shares to be issued will be zero; and (iv) if the effective date of the Change of Control is after June 16, 2016, the number of Make Whole Premium Shares to be issued will be zero.

MAKE WHOLE PREMIUM UPON A CHANGE OF CONTROL

(NUMBER OF ADDITIONAL COMMON SHARES PER $1,000 DEBENTURE)

	Effective Date of Change of Control
Stock Price ($)	30-Jun-11	30-Jun-12	30-Jun-13	30-Jun-14	30-Jun-15	30-Jun-16
0.97	443.117	442.693	442.693	442.693	442.693	442.693
1.00	419.550	411.765	411.765	411.765	411.765	411.765
1.25	273.059	252.414	231.758	215.961	211.765	211.765
1.50	186.719	165.499	143.153	125.594	103.452	78.431
2.00	96.623	77.765	55.724	31.526	22.651	2.105
2.50	55.131	40.931	23.647	2.142	1.731	1.302
3.00	33.480	23.593	11.698	0.890	0.902	0.903
3.50	20.855	14.123	6.682	0.608	0.616	0.617
4.00	12.990	8.537	4.018	0.397	0.402	0.403
4.50	7.888	5.019	2.303	0.233	0.236	0.237
5.00	4.501	2.713	1.144	0.102	0.104	0.105
5.50	2.279	1.247	0.417	0.015	0.015	0.016
6.00	0.927	0.396	0.061	0.000	0.000	0.000

The Stock Prices set forth in the table above will be adjusted as of any date on which the Conversion Price of the Series B Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately preceding such adjustment multiplied by a fraction, the denominator of which is the Conversion Price immediately preceding the adjustment giving rise to the Stock Price adjustment and the numerator of which is the Conversion Price as so adjusted. The number of additional Make Whole Premium Shares set forth in the table above will be adjusted in the same manner as the Conversion Price as set forth in Section 6.5, other than as a result of an adjustment of the Conversion Price by adding the Make Whole Premium as described above.

(iv)	Notwithstanding the foregoing, if the Date of Conversion of any Series B Debentures occurs during the period beginning on the 10th trading day prior to the Effective Date and ending at the close of business on the Effective Date, the holders of such Series B Debentures shall, on conversion of their Series B Debentures, only be entitled to receive that number of Make Whole Premium Shares (as may be adjusted pursuant to Section 6.5) on the Business Day immediately following the Effective Date and, for greater certainty, only if the Change of Control occurs.

(v)	The Make Whole Premium Shares shall be deemed to have been issued upon conversion of Series B Debentures on the Business Day immediately following the Effective Date. Section 6.5 shall apply to such conversion and, for greater certainty, the former holders of Series B Debentures in respect of which the Make Whole Premium Shares are issuable shall be entitled to receive and shall accept, in lieu of the Make Whole Premium Shares, the number of shares or other securities or cash or other property of the Corporation or of the Person or other entity resulting from the transaction that constitutes the Cash Change of Control that such holders would have been entitled to receive if such holders had been the registered holders of the applicable number of Make Whole Premium Shares on the Effective Date.

(vi)	Except as otherwise provided in this Section 2.1(k), all other provisions of the Indenture applicable to a conversion of Series B Debentures shall apply to a conversion of Series B Debentures during the Cash Change of Control Conversion Period.

(l)	The Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Series B Debentures prior to the issuance of the Series B Debentures.

2.2	Inconsistency

In the case of any conflict or inconsistency between this Article 2 and any other provision of the Indenture or this First Supplemental Indenture, Article 2 of this First Supplemental Indenture shall, as to the Series B Debentures, govern and prevail.

ARTICLE 3

ADDITIONAL MATTERS

3.1	Confirmation of Indenture

On the date hereof, the Indenture shall be supplemented in accordance with this First Supplemental Indenture, and this First Supplemental Indenture shall form part of the Indenture for all purposes, and the holder of every Debenture heretofor or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture, as supplemented by this First Supplemental Indenture, shall remain in full force and effect as supplemented by this First Supplemental Indenture and is in all respects confirmed.

3.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in the Indenture, as amended and supplemented by this First Supplemental Indenture, and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture as supplemented by this First Supplemental Indenture.

3.3	Governing Law

This First Supplemental Indenture shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated, in all respects, as an Alberta contract.

3.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this First Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this First Supplemental Indenture and carry out its provisions.

3.5	Counterparts

This First Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ANDERSON ENERGY LTD.

By:	(signed) “M. Darlene Wong”
Vice President, Finance, Chief Financial Officer and Corporate Secretary

VALIANT TRUST COMPANY

By:	(signed) “Dan Sander”
Senior Manager Corporate Trust

Per:	(signed) “Philip Menard”
Assistant Corporate Secretary

SCHEDULE “A”

TO THE SUPPLEMENTAL TRUST INDENTURE BETWEEN

ANDERSON ENERGY LTD. AND VALIANT TRUST COMPANY

FORM OF DEBENTURE

FORM OF GLOBAL DEBENTURE

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to Anderson Energy Ltd. (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

CUSIP 033839AB72

ISIN CA 033839AB72

No. 1	$46,000,000

ANDERSON ENERGY LTD.

(A corporation amalgamated under the laws of Alberta)

7.25% SERIES B CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE

DUE JUNE 30, 2017

ANDERSON ENERGY LTD. (the “Corporation” or the “Issuer”) for value received hereby acknowledges itself indebted and, subject to the provisions of the Convertible Debenture Indenture (the “Original Indenture”) dated as of December 31, 2010 between the Corporation and Valiant Trust Company (the “Trustee”), as supplemented by the first supplemental indenture dated June 8, 2011 between the Corporation and the Trustee (the “First Supplemental Indenture” and collectively with the Original Indenture, the “Indenture”), promises to pay to the registered holder hereof on June 30, 2017 (the “Maturity Date”) or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of Forty Six Million Dollars ($46,000,000) in lawful money of Canada on presentation and surrender of this Series B Debenture (as defined below) at the main branch of the Trustee in Calgary, Alberta or in Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 7.25% per annum (based on a year of 360 days comprised of twelve 30-day months), in like money, in arrears in equal (with the exception of the first interest payment which will include interest from June 8, 2011 as set forth below) semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on December 31, 2011 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal, premium, if any, or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from June 8, 2011 to, but excluding December 31, 2011, which will be equal to $40.882 for each $1,000 principal amount of the Series B Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Series B Debenture.

This Series B Debenture is one of the 7.25% Series B Convertible Unsecured Subordinated Debentures (referred to herein as the “Series B Debenture”) of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Series B Debentures authorized for issue immediately are limited to an aggregate principal amount of $46,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Series B Debentures are or are to be issued and held and the rights and remedies of the holders of the Series B Debentures and of the Corporation and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Series B Debenture by acceptance hereof assents.

The Series B Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Series B Debentures of any denomination may be exchanged for an equal aggregate principal amount of Series B Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Series B Debenture, provided that the principal amount of this Series B Debenture is in a denomination in excess of $1,000, is convertible, at the option of the holder hereof, upon surrender of this Series B Debenture at the principal office of the Trustee in Calgary, Alberta or in Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Series B Debenture is called for redemption on or prior to such date, then, to the extent so called for redemption, up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Series B Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $1.70 (the “Conversion Price”) per Common Share, being a rate of approximately 588.2353 Common Shares for each $1,000 principal amount of Series B Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Series B Debentures may be converted during the five Business Days preceding and including June 30 and December 31 in each year, commencing December 31, 2011, as the registers of the Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Series B Debentures will receive accrued and unpaid interest thereon. If a Series B Debenture is surrendered for conversion on an Interest Payment Date or during the five preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Series B Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

This Series B Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Series B Debenture is not redeemable before June 30, 2014, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. On or after June 30, 2014 and prior to June 30, 2016, and provided that the Current Market Price of the Common Shares of the Corporation is at least 125% of the Conversion Price of the Series B Debentures, the Series B Debentures are redeemable at the option of the Corporation at a price equal to $1,000 per Series B Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. On or after June 30, 2016 and prior to the Maturity Date, the Series B Debentures are redeemable at the option of the Corporation at a price equal to $1,000 per Series B Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the Current Market Price.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Series B Debentures at a price equal to 100% of the principal amount of such Series B Debentures plus accrued and unpaid interest (if any) up to, but excluding, the date the Series B Debentures are so repurchased (the “Change of Control Purchase Offer”). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Trustee have been tendered for purchase pursuant to the Change of Control Purchase Offer, the Corporation has the right to redeem all the remaining outstanding Series B Debentures on the same date and at the same price.

If a holder elects to convert its Series B Debentures in connection with a Change of Control that occurs prior to the Maturity Date, the holder will be entitled to receive a make whole premium upon conversion in certain circumstances as set forth in the Indenture.

If an offer is made for the Series B Debentures which is a take-over bid for the Series B Debentures within the meaning of applicable Canadian securities laws and 90% or more of the principal amount of all the Series B Debentures (other than Series B Debentures held at the date of the offer by or on behalf of the Offeror, associates or affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Series B Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Series B Debentures.

The Corporation may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Series B Debenture due on the Maturity Date, together with all accrued and unpaid interest thereon, by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Series B Debenture (or that portion to be paid for in Common Shares pursuant to the exercise by the Corporation of the Common Share Repayment Right), together with all accrued and unpaid interest thereon, by 95% of the Current Market Price.

The indebtedness evidenced by this Series B Debenture, and by all other Series B Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Series B Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and officers, directors and employees of the Corporation in respect of any obligation or claim arising out of the Indenture or this Series B Debenture.

This Series B Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Trustee may designate. No transfer of this Series B Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe and upon surrender of this Series B Debenture for cancellation. Thereupon a new Series B Debenture or Series B Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Series B Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

Capitalized words or expressions used in this Series B Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF ANDERSON ENERGY LTD. has caused this Series B Debenture to be signed by its authorized representatives as of the         day of             , 20    .

ANDERSON ENERGY LTD.

By:

By:

(FORM OF TRUSTEE’S CERTIFICATE)

This Series B Debenture is one of the 7.25% Series B Convertible Unsecured Subordinated Debentures due June 30, 2017 referred to in the Indenture within mentioned.

VALIANT TRUST COMPANY

By:
Authorized Officer

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto                     , whose address and social insurance number, if applicable, are set forth below, this Series B Debenture (or $            principal amount hereof*) of ANDERSON ENERGY LTD. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Series B Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Series B Debenture in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Series B Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Series B Debenture in a non-integral multiple of $1,000 by reason of your having exercised your right to exchange upon the making of a Change of Control Purchase Offer, in which case such Series B Debenture is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Series B Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”.

2.	The registered holder of this Series B Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

EXHIBIT “1”

TO CDS GLOBAL DEBENTURE

ANDERSON ENERGY LTD.

7.25% SERIES B CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

DUE JUNE 30, 2017

Initial Principal Amount: $46,000,000	CUSIP 033839AB72
ISIN CA 033839AB72

Authorization:

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE “B”

TO THE SUPPLEMENTAL TRUST INDENTURE BETWEEN

ANDERSON ENERGY LTD. AND VALIANT TRUST COMPANY

FORM OF REDEMPTION NOTICE

Form of Redemption Notice

ANDERSON ENERGY LTD.

7.25% SERIES B CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To:	Holders of 7.25% Series B Convertible Unsecured Subordinated Debentures (the “Debentures”) of Anderson Energy Ltd. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the convertible debenture indenture (the “Original Indenture”) dated as of December 31, 2010 among the Corporation and Valiant Trust Company (the “Trustee”), as supplemented by the first supplemental indenture dated June 8, 2011 between the Corporation and the Trustee (the “First Supplemental Indenture” and collectively with the Original Indenture, the “Indenture”), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the “Redemption Date”), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• total principal amount, and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the “Redemption Price”).

The Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Valiant Trust Company

310, 606 – 4th Street S.W.

Calgary Alberta T2P 1T1

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Original Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price on the Redemption Date (less any tax required to be deducted, if any).]

B-1

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.

DATED:

ANDERSON ENERGY LTD.

(Authorized Director or Officer of Anderson Energy Ltd.)

B-2

SCHEDULE “C”

TO THE CONVERTIBLE DEBENTURE INDENTURE AMONG

ANDERSON ENERGY LTD. AND

VALIANT TRUST COMPANY

FORM OF MATURITY NOTICE

Form of Maturity Notice

ANDERSON ENERGY LTD.

7.25% SERIES B CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To:	Holders of 7.25% Series B Convertible Unsecured Subordinated Debentures (the “Debentures”) of Anderson Energy Ltd. (the “Corporation”)

Note:	All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10 of the convertible debenture indenture (the “Original Indenture”) dated as of December 31, 2010 among the Corporation and Valiant Trust Company (the “Trustee”), as supplemented by the first supplemental indenture dated June 8, 2011 between the Corporation and the Trustee (the “First Supplemental Indenture” and collectively with the Original Indenture, the “Indenture”), that the Debentures are due and payable as of June 30, 2017 (the “Maturity Date”) and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date, together with all accrued and unpaid interest thereon, by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of the Debentures and accrued and unpaid interest thereon by 95% of the Current Market Price on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Trustee, at its principal trust office in Calgary, Alberta or in Toronto, Ontario, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount, premium (if any) and interest due on the Maturity Date.

C-1

DATED:

ANDERSON ENERGY LTD.

(Authorized Director or Officer of Anderson Energy Ltd.)

C-2